UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

UMED Holdings, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

90288A 101
(CUSIP Number)

PAUL R. ALFANO
21 Barchan Dune Rise
Victor, New York, 14564

JOHN R. FAHY, ESQ.
WHITAKER CHALK SWINDLE & SCHWARTZ PLLC
301 Commerce St. Suite 3500
Fort Worth, Texas 76102
(817) 878-0547
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90288A 101

1	NAME OF REPORTING PERSON Paul R. Alfano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 21,250,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8762%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90288A 101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Class A common stock, par value $0.0001 per share (the “Shares”), of UMED Holdings, Inc., a Texas corporation (“UMED”).  The address of the principal executive offices of UMED is 8851 Camp Bowie West Blvd, Suite 240, Fort Worth, Texas 76116.

Item 2. Identity and Background.

(a)
This statement is filed by Paul R. Alfano
(b)
Mr. Alfano’s residential address is 21 Barchan Dune Rise, Victor, New York, 14564.
(c)
Mr. Alfano’s principal occupations are business consulting through Alfano Consulting Services and personal investing.
(d)
Mr. Alfano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)
Mr. Alfano has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
(f)
Mr. Alfano is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Alfano purchased the Shares from UMED with his personal funds from June 10, 2016 through January 13, 2017. Mr. Alfano holds the 20,000,000 Shares in his IRA and 1,250,000 Shares personally. Mr. Alfano’s aggregate purchase price for the 21,250,000 Shares is $1,100,000.

Item 4. Purpose of Transaction.

Mr. Alfano purchased 16,250,000 Shares for an aggregate amount of $800,000 between June 10, 2016 and August 9, 2016. At that time Mr. Alfano had no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. On July 28, 2016 Mr. Alfano granted a proxy relating to the voting of his 16,250,000 Shares to Raymond L. Wright. Said proxy had a six-month term.

On October 20, 2016 Mr. Alfano sent an e-mail to all the members of the Board of Directors of UMED regarding Richard Halden’s and Randy Moseley’s positions as directors and officers of UMED. On November 3, 2016 Mr. Alfano’s counsel delivered a letter to UMED’s Board of Directors and its counsel on Mr. Alfano’s behalf a letter regarding the continuation of Richard Halden and Randy Moseley as directors and officers of UMED. Neither communication related to nominating anyone to the UMED’s Board of Directors. Randy Moseley resigned from being a UMED officer and director on November 7, 2016. On December 2, 2016, Mr. Alfano’s counsel delivered a letter to UMED’s counsel and Ransom Jones, UMED’s President, stating that Mr. Alfano was not interested in joining UMED’s Board of Directors. On January 13, 2017 Mr. Alfano purchased 5,000,000 Shares from UMED for $300,000. Richard Halden resigned from being a UMED director on February 3, 2017.

On March 9, 2017 Mr. Alfano’s counsel delivered a letter to UMED’s counsel stating that Mr. Alfano currently has no intention or interest to lead or participate in any transaction, plan or proposal relating to UMED that would result in any of the following:

a.
The acquisition by any person of additional UMED securities, or the disposition of UMED securities;

b.
 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UMED or any of its subsidiaries;

c.
 A sale or  transfer of a material amount of UMED's assets or any of its subsidiaries;

d.
Any change in UMED's present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.
Any material change in UMED's present capitalization or dividend policy;

f.
Any other material change in UMED"s business or corporate structure;

g.
Changes in UMED’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UMED by any person;

h.
Causing a class of UMED's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.
Terminating the SEC registration of a class of UMED’s equity securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j.
Any action similar to any of those enumerated above. (See Exhibit 99.2)

Mr. Alfano purchased the Shares based on his belief that the Shares, when purchased, represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to Mr. Alfano, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, Mr. Alfano may endeavor to increase or decrease his position in UMED through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Mr. Alfano may deem advisable.

Mr. Alfano currently has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  Mr. Alfano intends to review his investment in UMED on a continuing basis. Depending on various factors including, without limitation, UMED’s financial position, Mr. Alfano’s investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Mr. Alfano may in the future take such actions with respect to his investment in UMED as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of UMED, engaging in discussions with stockholders of UMED and others about UMED and Mr. Alfano’s investment, making proposals to UMED concerning changes to the capitalization, ownership structure, governance or operations of UMED, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of UMED.

The aggregate percentage of Shares reported owned by Mr. Alfano is based upon 215,163,134 Shares outstanding as of November 1, 2016, which is the total number of Shares outstanding as reported in UMED’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 21, 2016.

(a)
As of the close of business on March 9, 2017, Mr. Alfano directly owned 21,250,000 Shares.

Percentage: 9.8762%

(b)
1. Sole power to vote or direct vote: 21,250,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 21,250,000

4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Alfano made the following transaction in the Shares during the past sixty (60) days: Mr. Alfano purchased 5,000,000 Shares for $300,000 on January 13, 2017 from UMED Holdings, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of UMED.

Mr. Alfano has not entered into any agreements with any other owners or prospective owners of the Shares. Mr. Alfano purchased 5,000,000 Shares from UMED for $300,000 on January 13, 2017. The Subscription Agreement is attached as Exhibit 99.1.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	MOU-Subscription Agreement dated January 3, 2017

99.2	Letter from John R. Fahy, Esq. to Jeff Ansley, Esq. dated March 9, 2017.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2017	By:	/s/ Paul R. Alfano
Paul R. Alfano